Joshua E. Lister

[redacted]

PROFESSIONAL EXPERIENCE

Function of Beauty 2018 – 2022

The world's first fully customized hair and skin care company. Function was founded in 2015 and produces products in both Direct to Consumer (DTC) and Consumer Packaged Goods (CPG) spaces.

SVP of Operations/VP of Manufacturing – Paxinos, PA 2019 – 2022

- Responsible for managing the strategic and tactical execution of manufacturing operations in two states, R&D of new consumer products and custom made manufacturing equipment, corporate HR initiatives, and environmental health and safety initiatives.
- Responsible for managing the weekly/monthly manufacturing schedules for the DTC product lines in PA during a time of rapid growth. Function's DTC production demand and output increased over 480% from 2019 to end of 2021. This required a constant iterative approach to continuously improve the custom built production lines, control systems, and ERP systems, all required to meet FDA compliance, and the improvement of production processes to meet the customer needs.
- Oversaw the operations at the MI manufacturing plant and managed and mentored two SR. Operations Managers. This facility provided the chemical compounding inventory to the PA plant and launched the CPG product line into Target in Dec of 2020. The launch exceeded Target's highest expectations by 3x, was the second most successful new product launch in Target history, and won Target's 2021 Vendor of the Year – Beauty Category award. The higher than anticipated consumer demand again required rapid continuous improvements to be made to meet the demand. Results included a 2000% increase in output over six months with an OTIF of 98-99% month over month in 2021.
- Additional plant responsibilities included:
  - Hiring, coaching, and mentoring new and current leaders and managers, including two plant managers for the sites. (PA hired in APR 2020 and MI in OCT 2021).
  - Develop and monitor production KPI's such as OEE1, OEE2, OTIF, and UPEH.
  - Develop and implement continuous improvement and production expansion projects.
  - Implemented and managed the development of the Learning and Development Department.
  - Launching new products for haircare and skin care.
  - Manage and ensure products are FDA compliant through microbiology testing and validation.
  - P&L inputs and tracking of COGs, In Direct Labor, Contractors, OPEX, and CAPEX.
  - Establishing site pay scale structures and career paths.
  - Developing corrective and preventative maintenance procedures and processes.
  - Meeting with state and federal agencies such as DHEC, OSHA, MI OSHA, PA DEP, FDA, etc.
  - Collaborating with all other functional lanes to address customer concerns and feedback, new product launches, marketing campaigns, S&OP process, and corporate strategy development.
- Corporate R&D responsibilities – Managed and coached 3 Sr. Chemists and 4 Jr. Chemists during the launch into Target, while recruiting for the VP of R&D. Managed and coordinated the departments CAPEX and activities during New Product Development (NPD) cycles from ideation to full scale production. Coordinated and facilitated the development of Function's NPD cycle, and reviewed and approved all NPD project timelines.
- Corporate HR responsibilities – Managed and coached the Director of HR, 3 HR Managers, and 2 HR Generalists. Reviewed and approved corporate polices such as: Employee Handbook updates, transition to biannual employee reviews, standardized employee reviews, annual hiring and compensation budgets, holiday and paid time off policies, employee engagement and retention plans, and annual reporting requirements.
- Corporate EHS responsibilities – Managed and coached the Director of EHS and 2 EHS Coordinators. Reviewed and approved the corporate policies and regulatory requirements such as: behavioral based safety program, DEP permits, OSHA reporting requirements, respiratory program, internal reporting and training requirements, environmental assessments, waste and recycling disposal, carbon footprint tracking, etc.

Joshua E. Lister

General Manager – Catawissa, PA 2018 – 2019

- Responsible for managing the sites safety, quality, processing, and packaging operations across three shifts in a rapid growth environment. Direct to consumer product demand increased by 233% during this time period and the plant maintained an average on time delivery of greater than 97% domestically.
- Responsible for hiring, coaching, and developing all production managers, supervisors, and employees.
- Developed and delivered the testing, training, and staff qualification requirements for all production staff during the opening of the MI plant and the migration of chemical compounding operations to MI.
- Planned the daily and weekly production schedules and goals.
- Reviewed and approved all production supply chain needs.
- Responsible for P&L inputs and tracking of COGs and CAPEX.
- Managed all production maintenance technicians. Developed training materials and practical applications to teach basic electrical, circuit, and mechanical theories. This allowed the maintenance technicians to troubleshoot and maintain Function's proprietary manufacturing equipment.
- Directly involved with the technology transfer of new products from ideation to full scale production.

United States Navy (Retired) 1998 – 2018

Operations Officer / Navigator – USS MISSISSIPPI (SSN782), HI 2015 – 2018

- Responsible for managing all operations of a $2B nuclear submarine in port and at sea. Organized and managed the day-to-day operations ensuring the safety and security of over 160 personnel. Entrusted with sole responsibility to act on behalf of the Commanding Officer for the safe operations of the ship while conducting missions vital to national security. Awarded two Navy and Marine Corps Commendation Medals for leadership/operational planning excellence, the Submarine Squadron 1 Navigation Excellence Award, a Naval Unit Citation, a Meritorious Unit Citation, the Arleigh Burke Award, the Squadron Battle E, and **ranked 1 of 9** Operations Officers in Submarine Squadron 1.
- Directly managed the work of 2 Officers and 40 technicians who provided first time quality work and exceeded production time lines resulting in the ship deploying three weeks early. Reviewed and approved all technical writing, quality assurance, and non-destructive testing to support safe submerged operations and ship control. Results include several external inspections finding zero deficiencies.
- Trained and mentored 12 Officers and 148 Enlisted personnel in the requirements, tactics, and procedures required for the certification of the deployment watch teams. Coached these same personnel in personal goal setting, basic financial management, and career opportunities in and out of the USN.
- Collaborated with multiple military units and contractors to strategically plan and execute all operations. Results included new processes, procedures, and equipment for the submarine force.
- Designed and implemented the ship's first Top Secret – Sensitive Compartmented Information (TS-SCI) program. As the ship's Security Manager developed the processes and procedures to ensure the TS-SCI material assigned to the ship was properly logged, managed, audited, and returned pre and post deployments. Results included zero deficiencies in the ship's TS-SCI program and became the role model for other squadron units to emulate.

Materials Officer / Chief Engineer – MTS 635 Charleston, SC 2012 – 2014

- Responsible for the safe operation and maintenance of a land based nuclear reactor plant and its associated systems. Directly managed 12 highly nuclear trained personnel and led daily/weekly operations briefs to senior leadership ensuring safe reactor plant operations were carried out by five rotating crews of over 260 staff members. Awarded the Navy and Marine Corps Commendation Medal for leadership/technical excellence and a Meritorious Unit Citation. **Ranked 1 of 22** Officers onsite and **ranked 1 of 53** Officers to have ever served with the Commanding Officer in his 30-year career.
- Maintained the material readiness of the unique land based reactor plant responsible for the certification of over 1800 nuclear trained officers and technicians.

- Led troubleshooting and repair of material failures by creating a new troubleshooting process resulting in a 15% decrease in time to approve and complete corrective maintenance to support the ship's training mission.
- Researched, developed, and delivered innovative man-power solutions resulting in the first-time on budget maintenance completion in over 50 maintenance periods, reduced plant overall down time for the year by 30%, and the processes and procedures developed became the standard for the additional three plants to emulate and is still used today.
- Single point liaison for 10 outside agencies/contractors.
- Performed and documented audits/reviews of required reactor plant records and approved special test procedures.

Assistant Chief Engineer / Chief Engineer – USS HARTFORD (SSN 768), CT 2009 – 2011

- Led a 40-person watch team in the completion of complex evolutions aboard a nuclear submarine as Officer of the Deck. Directly supervised a department of 5 Officers and 50 technicians in maintenance and operation of the ship's nuclear propulsion, electrical, and auxiliary systems. Awarded the Navy and Marine Corps Commendation medal for superior performance while serving in a role normally performed by a second tour officer, two Navy and Marine Corps Accommodation Medals, the Arleigh Burke Award, and **ranked 1 of 15** Junior Officers aboard USS HARTFORD (SSN 768).
- Coordinated the training and execution of all sea trial testing after a 22-month shipyard repair availability, finishing all testing one day ahead of schedule.
- Planned and executed the ship's Pre-Overseas Maintenance Availability as the Chief Engineer and Quality Assurance Officer. Liaison between five outside agencies/contractors. Reviewed all production timelines, technical writing, quality assurance, reactor plant testing, and personnel training requirements during the execution of the availability.

Teacher's Assistant – The Citadel – The Military College of SC, SC 2007

Division Supervisor / Nuclear Machinist Mate – USS TOPEKA (SSN 754), HI/CA 2000 – 2004

EDUCATION

- M.S. Engineering Management, Old Dominion University
- B.S. Civil Engineering, The Citadel - The Military College of SC (Summa Cum Laude)

Certifications / Additional Training

- Smart Manufacturing: Moving from Static to Dynamic Manufacturing Operations Certificate of Completion, MIT
- Lean Basics and Value Stream Mapping, SCIMET Solutions
- Happiness Advantage / Orange Frog Course Certificate of Completion, ITLN
- Hoshin Kanri X-Matrix Strategic Deployment, Brian O'Neil
- Reasonable Suspicion Testing Training for Managers, FirstLab
- SAP basic course, BDI
- Submarine Department Head Leadership Course, Department of the Navy (DoN)
- Qualified Nuclear Engineer, DoN
- Quality Assurance Officer School Certificate of Completion, DoN
- USN E-5 and E-6 Leadership Courses Certificate of Completion, DoN
- Shipboard Counterterrorism School Certificate of Completion, DoN
- R-114 Refrigeration Plant Maintenance and Repair Course Certificate of Completion, DoN
- Currently maintain a Secret Clearance in the DoN until 2025. Highest security clearance held TS-SCI expired 2020.